SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                               (Amendment No. 3)*


                         Landmark Financial Corporation
                         ------------------------------
                                (Name of Issuer)

                      Common Stock, $.10 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   514914-10-0
                               ------------------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 5 Pages

CUSIP NO.  514914 10 0                                         Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Landmark Community Bank
                  Employee Stock Ownership Trust
                  IRS ID No. 14 0578631

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|

3        SEC USE ONLY



4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

        NUMBER OF          5       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                         10,366
         OWNED BY
           EACH            6       SHARED VOTING POWER
        REPORTING
       PERSON WITH                          1,824

                           7       SOLE DISPOSITIVE POWER

                                            12,160

                           8       SHARED DISPOSITIVE POWER

                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            12,160

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                             |-|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8% of 154,508 shares of Common Stock outstanding as of December 31, 1999.

12       TYPE IN REPORTING PERSON*

                  EP

CUSIP NO.  514914 10 0                                         Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Landmark Financial Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  211 Erie Boulevard
                  Canajoharie, New York 13317-1117

Item 2(a).        Name of Person Filing:

                  Landmark Community Bank
                  Employee Stock Ownership Trust
                  Trustee:          Carl J. Rockefeller
                                    John R. Francisco
                                    Gordon E. Coleman
                                    Carl Salmon

Item 2(b).        Address of Principal Business Office:

                  211 Erie Boulevard
                  Canajoharie, New York 13317-1117

Item 2(c).        Citizenship or Place of Organization:

                  New York

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share

Item 2(e).        CUSIP Number:

                  514914 10 0

Item 3. If the Statement is Filed Pursuant To Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

CUSIP NO.  514914 10 0                                         Page 4 of 5 Pages



                  As of December 31, 1999, the reporting person beneficially owned 12,160 shares of the Issuer. This number of shares represents 8% of the common stock, par value $.10 per share, of the Issuer, based upon 154,508 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or to direct the vote of 10,336 shares and shared power to vote or to direct the vote of 1,824 shares. The reporting person has sole power to dispose or to direct the disposition of 12,160 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO.  514914 10 0                                         Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         LANDMARK COMMUNITY BANK
                                         EMPLOYEE STOCK OWNERSHIP PLAN
February 10, 2000

                                         /S/ Gordon Coleman
                                         _______________________________________
                                         Trustee